AXA ENTERPRISE FUNDS TRUST
                           1290 Avenue of the Americas
                            New York, New York 10104



February 12, 2008

VIA EDGAR
---------

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re: AXA Enterprise Funds Trust - Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A (File Nos. 333-121788 and 811-21695)
            --------------------------------------------------------------

Dear Sir or Madam:

     AXA Enterprise Funds Trust (the "Trust") hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of Post-Effective Amendment No. 5 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on December 21, 2007 (Accession No. 0001193125-07-270371). The Post-Effective Amendment was filed in connection with the anticipated change in control of the Trust's investment manager, Enterprise Capital Management, Inc., and anticipated changes in the members of the Board of Trustees of the Trust. Due to the timing of the anticipated changes and the Trust's receipt of the necessary shareholder approvals related to such changes, the Trust requests the withdrawal of the Post-Effective Amendment. The Trust confirms that no securities were sold in connection with the proposed offering pursuant to the Post-Effective Amendment. The Trust anticipates filing a Post- Effective Amendment in connection with the above changes in early March 2007.

     If you have any questions concerning the foregoing, please do not hesitate to contact me at (212) 314-5239 or Mark C. Amorosi of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Trust, at (202) 778-9351.



                                     Sincerely,

                                     AXA ENTERPRISE FUNDS TRUST

                                     By:   /s/ Patricia Louie
                                           -------------------------------------
                                           Patricia Louie
                                           Vice President and Secretary